United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-182394).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2013

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2012 (File No. 001-16269), filed with the Securities and Exchange Commission on April 30, 2013 (our “2012 Form 20-F”).

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At June 30, 2013		At December 31, 2012 (Restated Note 2b)
Current assets:
Cash and cash equivalents	Ps.	31,585,252	Ps.	45,487,200
Accounts receivable, net		112,643,084		120,205,954
Derivative financial instruments		10,598,790		2,779,749
Related parties		393,876		689,053
Inventories, net		33,460,372		28,697,820
Other current assets, net		15,675,702		11,271,463

Total current assets		204,357,076		209,131,239
Non-current assets:
Property, plant and equipment, net		486,797,598		500,434,272
Licenses and rights of use, net		40,284,384		44,052,430
Trademarks, net		1,353,445		1,143,315
Goodwill		98,017,583		99,705,859
Investment in associated companies		90,486,577		73,116,285
Deferred taxes		46,330,107		41,291,481
Other non-current assets, net		15,196,072		15,729,154

Total non-current assets		778,465,766		775,472,796

Total assets	Ps.	982,822,842	Ps.	984,604,035

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 5)	Ps.	57,432,630	Ps.	13,621,806
Accounts payable and accrued liabilities		191,313,276		184,056,080
Taxes payable		19,480,601		24,944,133
Derivative financial instruments		5,071,863		5,025,047
Related parties		975,676		1,254,672
Deferred revenues		23,039,775		23,956,939

Total current liabilities		297,313,821		252,858,677
Long-term debt (Note 5)		401,066,085		404,048,282
Deferred taxes		6,249,696		5,309,295
Deferred revenues		1,203,212		1,100,195
Employee benefits		62,612,451		66,439,339

Total non-current liabilities		471,131,444		476,897,111

Total liabilities		768,445,265		729,755,788

Equity (Note 8):
Capital stock		96,399,715		96,414,841
Retained earnings:
Prior years		147,590,071		119,962,470
Profit for the period		41,063,843		90,980,853

Total retained earnings		188,653,914		210,943,323
Other comprehensive income items		(79,527,807)		(61,797,616)

Equity attributable to equity holders of the parent		205,525,822		245,560,548
Non-controlling interests		8,851,755		9,287,699

Total equity		214,377,577		254,848,247

Total liabilities and equity	Ps.	982,822,842	Ps.	984,604,035

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the six-month periods ended June 30,
	2013		2012 (Restated Note 2b)
Operating revenues
Services revenues	Ps.	348,867,277	Ps.	352,596,830
Net sales of equipment and accessories		38,892,317		31,639,948

		387,759,594		384,236,778

Operating costs and expenses
Cost of sales and services		175,422,592		166,820,131
Commercial, administrative and general expenses		81,556,612		80,917,397
Other expenses		1,920,419		1,569,601
Depreciation and amortization		49,645,423		51,853,940

Total operating costs and expenses		308,545,046		301,161,069

Operating income		79,214,548		83,075,709

Interest income		2,673,376		3,147,578
Interest expense		(13,534,048)		(12,368,102)
Exchange (loss) gain, net		(6,484,435)		3,193,618
Valuation of derivatives and other financial items, net		(2,051,738)		(7,745,996)
Equity interest in net income (losses) of associated companies		662,963		(64,070)

Profit before income tax		60,480,666		69,238,737
Income tax (Note 9)		19,329,651		23,284,907

Net profit for the period	Ps.	41,151,015	Ps.	45,953,830

Net profit for the period attributable to
Equity holders of the parent	Ps.	41,063,843	Ps.	45,689,027
Non-controlling interests		87,172		264,803

	Ps.	41,151,015	Ps.	45,953,830

Other comprehensive income (loss) items
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities	Ps.	(18,164,862)	Ps.	(18,707,968)
Effect of fair value of derivatives, net of deferred taxes		(540,797)		113,747
Items not to be reclassified to profit or loss in subsequent periods:
Remeasurement of defined benefit plans, net of income tax effect		416,820		—

Total other comprehensive loss for the period	Ps.	(18,288,839)	Ps.	(18,594,221)

Total comprehensive income for the period	Ps.	22,862,176	Ps.	27,359,609

Comprehensive income for the period attributable to
Equity holders of the parent	Ps.	23,333,652	Ps.	27,737,999
Non-controlling interests		(471,476)		(378,390)

	Ps.	22,862,176	Ps.	27,359,609

Basic and diluted earnings per share attributable to equity holders of the parent	Ps.	0.55	Ps.	0.60

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2013

(In thousands of Mexican pesos)

	Capital Stock		Legal reserve		Retained earnings		Total retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Remeasurement of defined benefit plans, net of income tax effect		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at December 31, 2012, as previously reported	Ps.	96,414,841	Ps.	358,440	Ps.	212,761,551	Ps.	213,119,991	Ps.	(496,011)			Ps.	(7,241,006)	Ps.	301,797,815	Ps.	10,525,562	Ps.	312,323,377
Adoption of IAS 19(R) – Note 2b)						(2,176,668)		(2,176,668)			Ps.	(54,080,905)		20,306		(56,237,267)		(1,237,863)		(57,475,130)

Balance at January 1, 2013 (Restated)		96,414,841		358,440		210,584,883		210,943,323		(496,011)		(54,080,905)		(7,220,700)		245,560,548		9,287,699		254,848,247
Net profit for the period						41,063,843		41,063,843								41,063,843		87,172		41,151,015
Effect of translation of foreign entities														(17,605,607)		(17,605,607)		(559,255)		(18,164,862)
Effect of fair value of derivatives, net of deferred taxes										(541,404)						(541,404)		607		(540,797)
Remeasurement of defined benefit plans, net of income tax effect												416,820				416,820				416,820

Comprehensive income for the period						41,063,843		41,063,843		(541,404)		416,820		(17,605,607)		23,333,652		(471,476)		22,862,176
Dividends						(16,256,247)		(16,256,247)								(16,256,247)				(16,256,247)
Repurchase of shares		(15,126)				(46,892,723)		(46,892,723)								(46,907,849)				(46,907,849)
Other						13,273		13,273								13,273		70,633		83,906
Acquisition of non-controlling interests						(217,555)		(217,555)								(217,555)		(35,101)		(252,656)

Balance at June 30, 2013	Ps.	96,399,715	Ps.	358,440	Ps.	188,295,474	Ps.	188,653,914	Ps.	(1,037,415)	Ps.	(53,664,085)	Ps.	(24,826,307)	Ps.	205,525,822	Ps.	8,851,755	Ps.	214,377,577

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2012

(In thousands of Mexican pesos)

(Restated Note 2b)

	Capital stock		Legal reserve		Retained earnings		Total retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Remeasurement of defined benefit plans, net of income tax effect		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity
Balance at December 31, 2011, as previously reported	Ps.	96,419,636	Ps.	358,440	Ps.	163,694,041	Ps.	164,052,481	Ps.	(242,583)	Ps.	—	Ps.	25,410,650	Ps.	285,640,184	Ps.	9,999,511	Ps.	295,639,695
Adoption of the IAS 19(R) – Note 2 b)						(1,636,398)		(1,636,398)				(54,303,442)		268,565		(55,671,275)		(3,507,722)		(59,178,997)

Balance at January 1, 2012 (Restated)		96,419,636		358,440		162,057,643		162,416,083		(242,583)		(54,303,442)		25,679,215		229,968,909		6,491,789		236,460,698
Net profit for the period						45,689,027		45,689,027								45,689,027		264,803		45,953,830
Effect of translation of foreign entities														(18,051,389)		(18,051,389)		(656,579)		(18,707,968)
Effect of fair value of derivatives, net of deferred taxes										100,361						100,361		13,386		113,747

Comprehensive income for the period						45,689,027		45,689,027		100,361				(18,051,389)		27,737,999		(378,390)		27,359,609
Dividends						(15,289,943)		(15,289,943)								(15,289,943)		(80,058)		(15,370,001)
Repurchase of shares		(3,324)				(12,671,894)		(12,671,894)								(12,675,218)				(12,675,218)
Consolidation effect of NET						(155,158)		(155,158)								(155,158)		3,041,699		2,886,541
Acquisition of non-controlling interests						(5,337,921)		(5,337,921)								(5,337,921)		(1,926,943)		(7,264,864)

Balance at June 30, 2012	Ps.	96,416,312	Ps.	358,440	Ps.	174,291,754	Ps.	174,650,194	Ps.	(142,222)	Ps.	(54,303,442)	Ps.	7,627,826	Ps.	224,248,668	Ps.	7,148,097	Ps.	231,396,765

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the six-month periods ended June 30,
	2013		2012 (Restated Note 2a)
Operating Activities:
Profit before income tax	Ps.	60,480,666	Ps.	69,238,737
Items not requiring the use of cash:
Depreciation		45,983,082		45,941,325
Amortization of intangible assets		3,662,341		5,912,615
Equity interest in net (income) losses of associated companies		(662,963)		64,070
Loss on sale of fixed assets		(8,032)		(5,597)
Net period cost of labor obligations		6,169,348		2,436,953
Exchange gain (loss), net		1,537,217		(6,968,762)
Interest expense		13,534,048		12,368,102
Employee profit sharing		2,132,683		1,589,359
Valuation of derivatives, net		(6,894,068)		4,693,868
Working capital changes:
Accounts receivable		(4,706,249)		(1,622,163)
Prepaid expenses		(4,419,260)		(5,299,356)
Related parties		782,785		186,822
Inventories		(5,444,887)		3,652,001
Other assets		270,979		(2,954,166)
Accounts payable and accrued liabilities		(646,882)		12,600,184
Financial instruments		(3,494,135)		(468,074)
Deferred revenues		(811,507)		218,396
Labor obligations		(5,546,562)		(3,501,906)
Employee profit sharing paid		(1,630,267)		(3,354,552)
Income tax paid		(25,854,064)		(20,694,182)

Net cash flows provided by operating activities		74,434,273		114,033,674

Investing activities:
Purchase of property, plant and equipment		(55,719,054)		(63,620,202)
Proceeds from sale of fixed assets		28,652		14,241
Cash acquired by consolidation		259,540		5,378,807
Acquisition of licenses		—		(253,927)
Dividends received		83,165		—
Acquisition of investments in associates and subsidiaries		(16,423,995)		(59,684,554)

Net cash flows used in investing activities		(71,771,692)		(118,165,635)

Financing activities:
Loans obtained		44,530,037		57,106,897
Repayment of loans		(3,268,983)		(25,160,386)
Interest paid		(10,325,950)		(10,914,787)
Repurchase of shares		(46,172,321)		(12,657,073)
Dividends paid		(57,902)		(93,725)
Derivative financial instruments		(261,265)		5,245,912
Acquisition of non-controlling interest		(168,750)		(7,264,864)

Net cash flows (used in) provided by financing activities and others		(15,725,134)		6,261,974

Net (decrease) increase in cash and cash equivalents		(13,062,553)		2,130,013

Adjustment to cash flows due to exchange rate fluctuations		(839,395)		1,106,973
Cash and cash equivalents at beginning of period		45,487,200		59,123,996

Cash and cash equivalents at end of period	Ps.	31,585,252	Ps.	62,360,982

Non-cash transactions related to:

	2013		2012
Investing activities
Purchases of Property, plant and equipment in accounts payable at period end	Ps.	6,574,407	Ps.	35,934,365

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1. Description of the business

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 18 countries throughout Latin America, the United States and the Caribbean. These telecommunications services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

•

The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	The data services provided by the Company include the following: value added services, corporate networks, data and Internet services.

•	Paid TV represents basic services, as well as pay per view and additional programming and advertising services.

•	Related services mainly include equipment and computer sales, and revenues from advertising in telephone directories and other services in related with Telecommunications Industries.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 18 countries where it has a presence, and such licenses will expire between 2013 through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

América Móvil is located in Mexico City at Lago Zurich # 245, Colonia Ampliación Granada, Miguel Hidalgo, zip code 11529.

The accompanying unaudited interim condensed consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on August 29, 2013.

2.	Basis of Preparation of the Consolidated Financial Statements and Changes in Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with the International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”), and using the same accounting policies applied in preparing the annual statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2012 and 2011, and for the three year period ended December 31, 2012 as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”).

The preparation of these interim financial statements in accordance with IAS 34 requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The accompanying unaudited condensed consolidated statement of cash flows for the period ended June 30, 2012 has been restated for the correction of the Ps.5,378,807 of cash acquired by the consolidation of NET Serviços de Comunicação, S.A. (NET) as of January 1, 2012. In the previously reported unaudited condensed consolidated statement of cash flows for the period ended June 30, 2012, such cash acquired amounts were reported at Ps.4,593,271, a difference of Ps.785,536. Corrected amounts result in a decrease in net cash flows used in investing activities from those previously reported and an increase in cash and cash equivalent balances previously reported at June 30, 2012.

The Mexican peso is the currency of presentation of these unaudited interim condensed consolidated financial statements.

b) New standards, interpretations and amendments thereof

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and interpretations effective as of January 1, 2013 as explained below.

The Company applied, for the first time, certain new IFRS amendments that required retrospective application (restatement) of the previously reported financial statements. Most specifically, the Company adopted IAS 1 and IAS 19 (Revised 2011), both as quantified below. Several other new standards and amendments were also applied for the first time in 2013. However, the adoption of those IFRS standards and amendments did not have a significant impact on the unaudited interim condensed consolidated financial statements of the Company.

The nature and the impact of each new standard/amendment are described below.

IAS 1 Presentation of Items of Other Comprehensive Income Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the AMX’s unaudited condensed consolidated financial position or results of operations. Refer to the unaudited condensed consolidated statement of other comprehensive income (loss) for a quantification of this new segregation for both interim periods presented herein.

IAS 1 Clarification of the requirement for comparative information (Amendment)

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the ‘third balance sheet’) must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes. Under IAS 34, the minimum items required for interim condensed financial statements do not include a third balance sheet. Accordingly, a third balance sheet is not presented for the retrospective adjustments to prior periods (due to application of IAS 19R) as discussed herein.

IAS 34 Interim financial reporting and segment information for total assets and liabilities (Amendment)

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a reportable segment need to be disclosed only when the amounts are regularly provided to the Chief Operating Decision Maker (“CODM”) and there has been a material change in the total amount disclosed in the entity’s previous annual consolidated financial statements for that reportable segment. This amendment did not have an impact on the segment information because there was no material changes in the amounts disclosed in the 2012 annual consolidated financial statements. In fact AMX already discloses the assets and liabilities in their segment note as is reviewed by the CODM.

IAS 19, Employee Benefits (Revised)

IAS 19R includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognized in OCI and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognized in profit or loss, instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as, quantitative sensitivity disclosures.

These modifications were effective beginning January 1, 2013, with retrospective application to January 1, 2012, resulting in the restatement of both the December 31, 2012 Condensed Consolidated Statement of Financial Position, and the previously reported Unaudited Condensed Consolidated Statement of Comprehensive Income for the six months ended June 30, 2012.

Changes in the defined benefit obligation and plan assets are divided in three components:

•	Service cost,

•	Net interest of net (assets) liabilities of defined benefits, and

•	Actuarial gains and losses (remeasurements) of the net (assets) liabilities for defined benefits.

The net interest of net (assets) liabilities is calculated using a rate of return for high quality corporate bonds for the Company’s Puerto Rico operations, using a rate of return for Mexican Government bonds for the Company’s Mexican operations, and using a rate of return for Brazilian Government bonds for the Company’s Brazilian operations. The modifications require that interest on plan assets is calculated with the discount rate used to measure the obligation, which may be less than the rate previously used to calculate the expected return on plan assets.

In case of AMX, the transition to IAS 19R had an impact on the pension asset and employee benefits as is explained in the table below:

Consolidated Statements of Financial Position:

	At January 1,
	2013		2012
In millions of pesos
Decrease in net projected pension plan asset	Ps.	(26,589)	Ps.	(22,328)
Increase in deferred tax asset		7,295		8,123

Net decrease in assets	Ps.	(19,294)	Ps.	(14,205)

Increase in labor obligations	Ps.	54,104	Ps.	60,589
Decrease in deferred tax liability		(15,923)		(15,616)

Net increase in liabilities	Ps.	38,181	Ps.	44,973

Retained earnings:
Prior years	Ps.	(1,711)	Ps.	(1,636)
Current period		(466)		—
Accumulated other comprehensive income		(54,060)		(54,035)
Non-controlling interests		(1,238)		(3,508)

Net decrease in equity	Ps.	(57,475)	Ps.	(59,179)

Net effect attributable to:
Equity holders of the parent	Ps.	(56,237)	Ps.	(55,671)
Non-controlling interests		(1,238)		(3,508)

	Ps.	(57,475)	Ps.	(59,179)

Consolidated Statements of Comprehensive Income

In millions of pesos:

	For the six-month period ended June 30, 2012
Decrease in costs and expenses	Ps.	1,941
Increase in financing cost		(2,378)
Deferred income taxes		202

Decrease in net profit for the period from amounts previously reported	Ps.	(235)

Decrease in net profit for the period attributable to:
Equity holders of the parent	Ps.	(202)
Non-controlling interests		(33)

Decrease in net profit for the period from amounts previously reported	Ps.	(235)

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10

changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 was adopted on January 1, 2013 and had no impact on the unaudited interim condensed consolidated financial statements of the Company.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Ventures. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Accordingly, IFRS 11 had no impact on the unaudited interim condensed consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Company has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Company.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the unaudited condensed consolidated financial statements. The Company has provided the applicable disclosures in Note 11.

The Company has not early adopted any other IFRS interpretation or amendment that has been issued but is not yet effective.

c) Employee benefits

The Company has defined benefit pension plans in place in its subsidiaries Radiomóvil Dipsa, S.A. de C.V., Telecomunicaciones de Puerto Rico, S.A., Teléfonos de México and Embratel. Embratel also has medical plans and defined contribution plans. These plans require the valuation and recognition of the accumulated effects of retirement and post-retirement labor obligations through actuarial computations using the projected unit credit method.

The Company recognizes the cost for pension benefits, seniority premiums and termination benefits on an annual basis based on independent actuarial computations applying the projected unit-credit method, using financial assumptions net of inflation. The latest actuarial computation was prepared as of December 31, 2012.

3.	Property, plant and equipment, net

During the six-month periods ended June 30, 2013 and 2012, the Company invested in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of Ps.55,719,054 and Ps.63,620,202, respectively.

4.	Investments in Associates

The balance of the Company’s investments in associates primarily represents the Company’s European investments (KPN and Telekom Austria). During the six months ended June 30, 2013, the carrying value of the Company’s investments in associates increased by Ps. 17.3 billion net, primarily as a result of additional investments in KPN of Ps 14.2 billion as disclosed below and additional acquisitions during the period of Ps. 527 million are related to other minor associates. The Company also recorded equity in earnings on its investments. Changes in the carrying value of the Company’s investments in associates attributable to the translation of foreign currencies for the six month period of Ps. 1.1 billion have also been recorded.

During April 2013, KPN launched a rights offering to raise up to €3 billion of equity. Pursuant to the Company’s agreement with KPN, the Company subscribed for new shares in the rights offering in proportion to the Company’s previous ownership of KPN shares. Upon settlement of the offering on May17, 2013, the Company paid € 895.8 million (Ps.14.2 billion) and owned a total of 1,267,677,000 shares of KPN, continuing to represent 29.77% of the outstanding shares of KPN. See Note 13 for subsequent events related to KPN.

During the quarter ended June 30, 2013, the Company completed its equity method purchase price allocation for its investment in KPN. The Company’s equity method purchase price allocation for Telekom Austria is still preliminary in nature, in that its final determination of the fair value of non-monetary assets has yet to be completed. The Company is currently in the process of making the necessary assessments in order to determine the specific fair value of the underlying net assets acquired. This process will be completed during the third quarter of 2013.

The Company owns 1,267,677,000 shares of KPN, with a carrying value of Ps.71.7 billion as of June 30, 2013. KPN’s shares are traded on the Amsterdam Stock Exchange, and the closing price for such shares was €1.59 per share at June 30, 2013, equating to a Level 1 fair value of the Company’s investment in KPN of Ps.34.7 billion at June 30, 2013 exchange rates. As of June 30, 2013, the carrying value of the investment in KPN was Ps.37.0 billion in excess of its Level 1 fair value.

The Company owns 104,875,874 shares of Telekom Austria, with a carrying value of Ps.16.9 billion as of June 30, 2013. Telekom Austria’s shares are traded on the Vienna Stock Exchange, and the closing price for such shares was €4.86 per share at June 30, 2013, equating to a Level 1 fair value of the Company’s investment in Telekom Austria of Ps.8.8 billion at June 30, 2013 exchange rates. As of June 30, 2013, the carrying value of the investment in Telekom Austria was Ps.8.1 billion in excess of its Level 1 fair value.

The Company continues to believe that it will recover the carrying value of its KPN and Telekom Austria shares through their future value-in-use.

During the six-months ended June 30, 2013, the Company’s equity method investees also adopted the provisions of IAS 19R. However, such adoption did not have any significant impact on amounts reported in the accompanying unaudited interim condensed consolidated financial statements.

5.	Debt

The Company’s short- and long-term debt consists of the following:

		At June 30, 2013
Currency	Loan	Rate	Maturity from 2013 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.	1,121,826
	ECA credits (floating rate)	L+0.35% and L+0.75%	2018		4,239,076
	Fixed-rate notes	2.375%-8.57%	2042		199,116,472
	Leases	3.75%	2015		279,516
	Lines of credit	7.7%, 7.75% y 9.26%	2019		2,703,622

	Subtotal U.S. dollars				207,460,512

Euros
	Fixed rate notes	3.0%, 3.75%, 4.125% and 4.75%	2022		64,342,906

	Subtotal Euros				64,342,906

Mexican pesos
	Fixed-rate notes	4.10%-9.00%	2037		64,210,962
	Floating rate notes	Cetes + 0.55% & TIIE+ 0.40%- 1.50%	2016		22,600,000
	Lines of credit (fixed rate)	4.02% y 4.4%	2014		10,000,000
	Lines of credit (floating rate)	TIIE + 0.25% & 0.275%	2013		21,300,000

	Subtotal Mexican pesos				118,110,962

Reais
	Lines of credit	4.50%	2018		1,487,463

	Subtotal Brazilian reais				1,487,463

Colombian pesos	Bonds	7.59%	2016		3,086,803

	Subtotal Colombian pesos				3,086,803

	Bonds	1.125%-5.75%	2041		63,632,439
Other currencies	Leases	2.75%-8.97%	2027		186,868
	Lines of credit	19.00% and 19.45%	2014		190,762

	Subtotal other currencies				64,010,069

	Total debt				458,498,715

	Less: Short-term debt and current portion of long -term debt				57,432,630

	Long-term debt			Ps.	401,066,085

		At December 31, 2012
Currency	Loan	Rate	Maturity from 2012 to	Total
U.S. dollars
	ECA credits (fixed rate)	2.52%	2017	Ps.	1,244,992
	ECA credits (floating rate)	L + 0.35%, L + 0.50% and L + 0.75%	2018		4,967,924
	Fixed-rate notes	2.375%-6.375%	2042		196,424,526
	Leases	3.75%	2015		333,972
	Lines of credit	6.5% and 9.26%	2019		1,555,488

	Subtotal U.S. dollars				204,526,902

Euros
	Fixed-rate notes	3.0%, 3.75%, 4.125% and 4.75%	2022		64,365,844

	Subtotal Euros				64,365,844

Mexican pesos
	Fixed-rate notes	4.10%-9.00%	2037		56,613,388
	Floating-rate notes	Cetes + 0.55% & TIIE +-0.40% - 1.50%	2016		22,600,000

	Subtotal Mexican pesos				79,213,388

Reais
	Lines of credit	4.50%	2018		1,920,311
	Floating-rate notes	IPCA + 0.50%	2021		343,795

	Subtotal Brazilian reais				2,264,106

Colombian pesos	Bonds	IPC + 6.8% & 7.59%	2016		4,561,772

	Subtotal Colombian pesos				4,561,772

Other currencies	Bonds	1.25%-5.75%	2041		62,250,027
	Leases	4.35%-8.97%	2027		246,188
	Lines of credit	19.00% and 19.45%	2014		241,861

	Subtotal other currencies				62,738,076

	Total debt				417,670,088

	Less: Short-term debt and current portion of long -term debt				13,621,806

	Long-term debt			Ps.	404,048,282

Legend:

Cetes = Mexican Treasury Certificates

ECA = Export Credit Agreement

IPCA = Brazil’s consumer price index.

IPC = Consumer Price Index

L = LIBOR or London Interbank Offered Rate

TIIE = Mexican Weighted Interbank Interest Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at June 30, 2013 and December 31, 2012 was approximately 4.9% and 5.0%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at June 30, 2013 and at December 31, 2012 is as follows:

	At June 30, 2013		At December 31, 2012
Domestic senior notes	Ps.	9,557,463	Ps.	9,517,467
Senior Notes		12,877,428		—
Local bonds		—		1,250,808
Lines of credit used		32,756,346		331,820
Other loans		33,271		151,807

Total	Ps.	55,224,508	Ps.	11,251,902

Weighted average interest rate		4.7%		6.5%

An analysis of maturities of the Company’s long-term debt as of June 30, 2013 is as follows:

Year	Amount
2014	Ps.	10,946,401
2015		38,504,530
2016		42,884,269
2017		31,761,455
2018		12,443,558
2019 and thereafter		264,525,872

Total	Ps.	401,066,085

Senior Notes – At June 30, 2013 and December 31, 2012, the Company has senior notes issued in U.S. dollars of US$ 15,098 million (Ps. 199,116 million) and of US$ 15,098 million (Ps. 196,425 million), respectively, maturing from 2014 to 2042. At June 30, 2013 and December 31, 2012, the Company also had senior notes issued in Mexican pesos of Ps.86,811 million and of Ps. 79,213 million, respectively, maturing from 2013 to 2037.

In November 2012, AMX established a new program to issue peso-denominated notes that can be distributed and traded on a seamless basis in Mexico and internationally. The notes are registered with both the U.S. Securities and Exchange Commission and the Mexican Banking and Securities Commission. AMX sold Ps. 15 billion of notes under the program in November 2012 and a further Ps.7.5 billion in March 2013.

Lines of credit granted or guaranteed by export credit agencies – The Company has medium- and long-term financing programs for the purchase of equipment, with certain institutions, to promote exports and provide financial support to purchase export equipment from their respective countries. The outstanding balance under these plans at June 30, 2013 and December 31, 2012 is approximately Ps. 5,361million and Ps 6,213 million, respectively.

Domestic notes – At June 30, 2013 and December 31, 2012, debt under domestic notes aggregates to Ps. 46,939 million and Ps. 46,842 million, respectively. Some bear interest at fixed rates, and others at variable rates based on CETES (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate).

In addition to the above, the Company has two commercial paper programs authorized by the Mexican Banking and Securities Commission (CNBV) for a total amount of Ps. 20,000 million.

Contractual restrictions

General

In conformity with the credit agreements, the Company is obligated to comply with certain financial and operating commitments. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control over Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (earnings before interest, tax, depreciation and amortization) that does not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the provisions of the credit agreements). In certain instruments Telcel is subject to similar ratios and covenants as AMX. Also, Telmex Internacional is subject to financial covenants of maintaining a ratio of debt to EBITDA that does not exceed 3.5 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 3 to 1 (in accordance with the provisions of the credit agreements).

Several of the financing instruments of the Company are subject to early extinguishment or re-purchase, at the option of the debt holder in case of a change in control.

Restrictions (Telefonos de Mexico, S.A.B. de C.V. “TELMEX”):

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At June 30, 2013, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

At June 30, 2013, the Company complied with all the conditions established in our debt agreements.

At June 30, 2013, approximately 53% of America Movil’s total outstanding consolidated debt was guaranteed by Telcel.

6. Related Parties

For the six-month periods ended June 30, 2013 and 2012, the Company conducted the following transactions with related parties:

	2013		2012
Revenues:
Sale of long-distance services and other telecommunications services	Ps.	126,609	Ps.	230,551
International interconnection services		321,815		159,305
Sale of materials and other services		207,633		224,227
Other services		5,204		2,923

Total	Ps.	661,261	Ps	617,006

Expenses:
Construction services, purchases of materials, inventories and fixed assets	Ps.	2,124,399	Ps.	2,406,036
Insurance premiums, fees paid for administrative and operating services, brokerage services and others		865,923		930,100
Call termination costs		206,552		133,592
Other		527,639		542,655

Total	Ps.	3,724,513	Ps.	4,012,383

7. Contingencies

Included in Note 17 on pages F-51 to F-61 of the Company’s 2012 Form 20-F is a disclosure of material contingencies outstanding as of December 31, 2012. As of June 30, 2013, there has not been any material change in the status of those contingencies other than to disclose that certain operators that were parties to the proceedings with COFECO-Monopolistic practices investigations disclosed on page F-51 and F-52 have challenged the revocation of the fine as disclosed therein.

8.	Equity

a) At June 30, 2013 and December 31, 2012, the Company´s capital stock was represented by 72,210,995,400 (23,424,632,660 series “AA” shares, 695,984,711 series “A” shares and 48,090,378,029 registered “L” shares) and 75,841,000,000 (23,424,632,660 series “AA” shares, 712,842,183 series “A” shares and 51,703,525,157 registered “L” shares), respectively.

b) The capital stock of the Company consists of a minimum fixed portion of Ps.397,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for re-subscription in accordance with the provisions of the Mexican Securities Law), of which (i) 23,424,632,660 are common series “AA” shares; (ii) 776,818,130 are common series “A” shares; and (iii) 71,288,273,406 are series “L” shares, all of them fully subscribed and paid.

c) At June 30, 2013 and December 31, 2012, the Company´s treasury shares included shares for re-subscription, in accordance with the provisions of the Mexican Securities Law, in the amount of 23,278,728,796 shares (23,271,905,710 series “L” shares and 6,823,086 series “A” shares) and 19,648,724,196 shares (19,642,211,887 series “L” shares and 6,512,309 series “A” shares), respectively.

d) During the first six months of 2013 AMX has also continued to repurchase shares of its capital stock under its share repurchase program, the Company repurchased approximately 3.6 billion Series L shares and 310.7 thousand Series A shares for an aggregate purchase price of Ps. 46.9 billion.

e) The holders of Series “AA” and Series “A” shares are entitled to full voting rights. The holders of series “L” shares may only vote in certain circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, as well as the cancellation of the registration of the shares issued by the Company in the National Securities Registry (Registro Nacional de Valores) and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges where they may be registered, except for quotations systems or other markets nor organized as stock exchanges. Within their respective series, all shares confer the same rights to their holders. The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by non-Mexican investors.

In accordance with the bylaws of the Company, Series “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) representing said capital stock.

Series “AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. Common Series “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) may represent no more than 51% of the Company’s capital stock.

Lastly, the combined number of series “L” shares, which have limited voting rights and may be freely subscribed, and series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of Company shares outstanding.

Dividends

f) On April 25, 2012, the Company’s shareholders approved (i) the payment of a cash dividend of Ps.0.20 pesos per share for each Series “AA”, “A” and “L” shares, payable in two equal installments of Ps.0.10 pesos; and (ii) to increase the amount of funds available for the acquisition of the Company’s own shares by Ps.30 billion pursuant to Article 56 of the Mexican Securities Market Law.

g) On April 22, 2013, the Company’s shareholders approved:

(i)	payment of a cash dividend from the consolidated net profit tax account (cuenta de utilidad fiscal neta consolidada), of Ps.0.22 (twenty-two peso cents), payable in two installments, for each shares of its capital stock series “AA”, “A” and “L” outstanding as of the date of the dividend payment, subject to adjustments arising from other corporate events (including repurchase or placement of its own shares) that may vary the number of shares outstanding as of the date of said dividend payment; and

(ii)	to increase by Ps.40.0 billion, the outstanding amount to repurchase shares in accordance with Article 56 of the Securities Market Law (Ley del Mercado de Valores).

9.	Income Tax

An analysis of income tax expense charged to results of operations for the six-month periods ended June 30, 2013 and 2012 is as follows:

	2013	2012
Current period income tax	Ps.24,696,053	Ps.21,975,286
Deferred income tax	(5,366,402)	1,309,621

Total	Ps.19,329,651	Ps.23,284,907

The Company’s effective tax rate was 32% and 34% for the six months ended June 30, 2013 and 2012, respectively. Significant differences between the estimated effective tax rate and the statutory tax rate for such interim periods are consistent with similar differences disclosed in Note 20 to the Company’s audited consolidated financial statements for the year ended December 31, 2012.

10.	Components of other comprehensive loss

An analysis of the components of the other comprehensive loss for the six-month periods ended June 30, 2013 and 2012 is as follows:

	2013		2012
Valuation of the derivative financial instruments, net of deferred tax	Ps.	(541,404)	Ps.	100,361
Translation effect of foreign subsidiaries		(17,605,607)		(18,051,389)
Remeasurement of defined benefit plans, net of income tax effect		416,820		—
Non-controlling interest of the items above		(558,648)		(643,193)

Other comprehensive loss	Ps.	(18,288,839)	Ps.	(18,594,221)

11.	Other Financial Assets and Liabilities

Set out below is an overview of the financial instruments, other than cash and short-term deposits, held by AMX as at June 30, 2013 and December 31, 2012:

	June 30, 2013
	Loans and receivables	Available-for- Sale	Fair Value Through Profit or Loss	Fair Value through OCI

Financial Assets:
Accounts receivable, net	Ps.112,643,084	Ps.—		Ps.	—
Related parties	393,876	—		Ps.	—
Derivative financial instruments	—	—	Ps.10,598,790		—

Total	Ps.113,036,960	Ps.—	Ps.10,598,790	Ps.	—

Financial Liabilities:

Debt	Ps.458,498,715	Ps.—
Accounts payable and accrued liabilities	191,313,276	—
Related parties	975,676
Derivative financial instruments	—	—	Ps. 4,881,639	Ps.	190,224

Total	Ps.650,787,667	Ps.—	Ps. 4,881,639	Ps.	190,224

	December 31, 2012
	Loans and receivables	Available-for-Sale	Fair Value Through Profit or Loss	Fair Value through OCI

Financial Assets:
Accounts receivable, net	Ps.120,205,954	Ps.—		Ps.	—
Related parties	689,053	—			—
Derivative financial instruments	—	—	Ps. 2,779,749		—

Total	Ps.120,895,007	Ps.—	Ps. 2,779,749	Ps.	—

Financial Liabilities:
Debt	Ps.417,670,088	Ps.—			—
Accounts payable and accrued liabilities	184,056,080	—			—
Related parties	1,254,672	—			—
Derivative financial instruments	—	—	Ps. 4,816,589	Ps.	208,458

Total	Ps.602,980,840	Ps.—	Ps. 4,816,589	Ps.	208,458

The comparison between carrying value and fair value of financial assets and liabilities at June 30, 2013 is as follows:

	Carrying Value	Fair Value
Assets:
Derivative financial instruments	Ps.10,598,790	Ps.10,598,790
Pension plan assets	223,800,071	223,800,071

Total	Ps.234,398,861	Ps.234,398,861

Liabilities:
Debt	Ps.458,498,715	Ps.487,135,071
Derivative financial instruments	5,071,863	5,071,863

Total	Ps.463,570,578	Ps.492,206,934

Fair value hierarchy:

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

For the six-month periods ended June 30, 2013 and the year ended December 31, 2012, no transfers were made between Level 1 and Level 2 fair value measurement techniques.

At June 30, 2013, América Móvil had the following financial instruments either measured or disclosed at fair value.

	Measuring fair value at June 30, 2013
	Level 1		Level 2		Level 3		Total
Assets:
Derivative financial instruments	Ps.	—	Ps.	10,598,790	Ps.	—	Ps.	10,598,790
Pension plan assets		223,800,071		—		—		223,800,071

Total		Ps.223,800,071	Ps.	10,598,790	Ps.	—	Ps.	234,398,861

Liabilities:
Debt	Ps.	309,415,951	Ps.	177,719,120	Ps.	—	Ps.	487,135,071
Derivative financial instruments		—		5,071,863		—		5,071,863

Total	Ps.	309,415,951	Ps.	182,790,983	Ps.	—	Ps.	492,206,934

	Measuring fair value at December 31, 2012
	Level 1		Level 2		Level 3		Total
Assets:
Derivative financial instruments	Ps.	—	Ps.	2,779,749	Ps.	—	Ps.	2,779,749
Pension plan assets		225,951,661		—		—		225,951,661

Total	Ps.	225,951,661	Ps.	2,779,749	Ps.	—	Ps.	228,731,410

Liabilities:
Debt	Ps.	326,614,401	Ps.	143,258,386	Ps.	—	Ps.	469,872,787
Derivative financial instruments		—		5,025,047		—		5,025,047

Total	Ps.	326,614,401	Ps.	148,283,433	Ps.	—	Ps.	474,897,834

12.	Segments

América Móvil operates in different countries. The Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico and Panama.

The Company management analyzes the financial and operating information by geographical segment except for Mexico, which shows América Móvil (Corporate and Telcel) and Telmex as two segments. All significant operating segments that represent more than 10% of consolidated revenues, more than 10% of net profit and more than 10% of consolidated assets, are presented separately.

	Mexico (1)	Telmex	Brazil	Southern Cone (2)	Colombia	Andean (3)	Central- America (4)	U.S.A. (5)	Caribbean (6)	Eliminations	Total consolidated
For six-month periods June 30, 2013
Operating revenues	94,184,297	52,633,288	100,644,499	30,115,227	36,197,123	21,795,850	11,619,703	37,762,247	12,589,675	(9,782,315)	387,759,594
Depreciation and amortization	5,454,927	8,467,174	18,409,687	3,584,357	4,533,858	2,460,611	4,126,462	230,900	2,377,448	—	49,645,423
Operating income (loss)	40,421,112	10,308,361	6,819,379	3,249,371	10,982,310	6,207,941	(576,174)	(142,594)	2,092,064	(147,222)	79,214,548
Interest income	5,678,146	63,148	699,028	1,485,873	426,608	350,620	77,837	62,001	139,401	(6,309,286)	2,673,376
Interest expense	13,346,120	1,817,709	3,293,672	611,104	238,675	110,585	78,364	121	21,154	(5,983,456)	13,534,048
Income tax	10,417,100	2,395,319	(487,363)	1,756,595	2,973,053	1,798,014	234,894	(46,794)	288,833	—	19,329,651
Equity interest in net income (losses) of associated companies	668,254	4,447	—	(9,280)	—	—	—	—	(458)	—	662,963
Net profit (loss) attributable to equity holders of the parent	13,401,100	4,642,344	(1,628,930)	594,442	8,602,795	4,970,252	(811,701)	48,988	1,653,037	9,591,517	41,063,843
Assets by segment	805,612,848	135,594,245	307,349,115	98,191,890	102,912,604	66,338,197	52,628,106	23,978,606	67,316,780	(677,099,549)	982,822,842
Liabilities by segments	(559,692,773)	(131,995,273)	(174,906,084)	(61,776,289)	(30,080,992)	(18,561,755)	(24,962,288)	(22,372,519)	(29,966,385)	285,869,092	(768,445,265)
For six-month periods June 30, 2012: (Restated)
Operating revenues	88,398,258	53,043,227	109,064,100	30,427,332	35,972,926	20,548,365	11,322,446	28,782,313	14,024,369	(7,346,557)	384,236,778
Depreciation and amortization	4,176,843	8,363,694	20,611,253	3,341,452	5,109,334	2,274,182	4,942,540	203,504	2,831,138	—	51,853,940
Operating income (loss)	40,855,411	10,897,331	7,600,000	4,831,345	11,847,752	6,445,040	(1,973,956)	1,417,235	1,432,677	(277,127)	83,075,709
Interest income	4,076,365	154,095	1,929,290	1,447,235	312,914	219,775	59,403	40,567	134,443	(5,226,509)	3,147,578
Interest expense	9,675,985	1,280,722	4,957,577	836,210	326,169	118,329	142,727	972	17,847	(4,988,436)	12,368,102
Income tax	11,856,485	2,731,476	698,345	1,917,616	2,824,611	1,789,646	557,597	539,959	369,174	—	23,284,907
Equity interest in net income (losses) of associated companies	(507)	80,185	(80,211)	—	—	—	(45,635)	—	(17,903)	—	(64,070)
Net profit (loss) attributable to Equity holders of the parent	13,908,525	5,261,668	776,509	1,554,590	8,259,866	4,971,006	(2,885,560)	991,556	567,422	12,283,446	45,689,027
Assets by segment	761,498,205	154,194,834	307,418,865	102,421,511	101,022,611	64,530,268	53,029,950	20,352,279	67,869,264	(656,422,295)	975,915,492
Liabilities by segments	(455,967,843)	(138,384,405)	(159,832,582)	(60,958,469)	(32,235,198)	(20,286,890)	(28,258,669)	(18,775,630)	(31,361,487)	201,542,446	(744,518,727)

(1)	Mexico includes Telcel and corporate operations and assets.
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay.
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, Nicaragua and Panama.
(5)	Excludes Puerto Rico.
(6)	Caribbean includes the Dominican Republic and Puerto Rico.

13.	Subsequent Events

a)	On July 8, 2013, the Company acquired a 10.8% interest in Shazam Entertainment Limited and entered into a strategic alliance for a business development in the Americas. Shazam is a world leading media engagement company with 350 million users in 200 countries.

b)	On July 15, 2013 the Company issued bonds in the amount of EUR 750 million and GBP 300 million. The former had a 10-year maturity and carried a 3.259% coupon whereas the latter had a 20-year maturity and a 4.948% coupon.

c)	On July 29, 2013, the Company terminated the Relationship Agreement dated February 20, 2013 entered into with KPN. In addition in August 9, 2013 the Company announced its intention to make (directly or through a wholly owned subsidiary) a voluntary tender offer in cash for all of the issued and outstanding ordinary shares of KPN, at price of EUR 2.40 per share (the “Proposed Offer”). The Proposed Offer of EUR 2.40 per share implies a premium of approximately 35.4% over the average closing price of KPN’s ordinary shares on Euronext Amsterdam for the last 30 trading days .

d)	On August 21, 2013, the Company announced that it had secured the necessary funds to fully finance payment of the offering price in connection with the Proposed KPN Offer by entering into a credit facility that provides for maximum funding of €7.2 billion. The credit facility may be drawn solely for the purpose of funding the Proposed KPN Offer. The maximum amount available under the credit facility will be reduced if AMX receives net proceeds from certain specified categories of transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo

Title:	Chief Financial Officer